Exhibit 99.1

IAMGOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of IAMGOLD Corporation (the "Corporation") will be held at The TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, May 23, 2006, at 3:00 p.m. (Toronto time) for the following purposes:

1.
to receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Corporation for the year ended December 31, 2005 and the report of the auditors thereon;

2.
to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the Corporation to amend its articles to increase the maximum number of directors of the Corporation from 10 to 12;

3.	to elect directors of the Corporation for the ensuing year;

4.	to appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record at the close of business on April 18, 2006 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 5:00 p.m. (Toronto time) on May 19, 2006 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting.

DATED at Toronto, Ontario as of this 19th day of April, 2006.

BY ORDER OF THE BOARD

Joseph F. Conway President and Chief Executive Officer

IAMGOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information Circular (this "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting (the "Meeting") of the shareholders of IAMGOLD Corporation (the "Corporation") to be held at The TSX Conference Centre, The Exchange Tower, 130 King Street West Toronto, Ontario on Tuesday, May 23, 2006 at 3:00 p.m. (Toronto time), for the purposes set out in the accompanying notice of the Meeting (the "Notice of Meeting").

It is expected that the solicitation of proxies for the Meeting will be made primarily by mail, however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. The solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of the solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the "Common Shares").

Voting by Proxies

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 19, 2006 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a)
in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M1B 2Y4.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation (5th Floor, 220 Bay Street, Toronto, Ontario M5J 2W4) at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record thereof to one vote per Common Share at all meetings of the shareholders of the Corporation. As at the close of business on April 18, 2006, there were 175,623,586 Common Shares outstanding. The presence of two persons entitled to vote thereat, either as shareholders or proxyholders, and holding or representing more than ten per cent of the Common Shares entitled to vote thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed April 18, 2006 as the record date for the determination of the shareholders entitled to receive notice of the Meeting. Shareholders of the Corporation of record at the close of business on April 18, 2006 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at April 18, 2006 to the knowledge of the directors and officers of the Corporation, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares then outstanding.

BUSINESS OF THE MEETING

Approval to Amend Articles to Increase Maximum Number of Directors of the Corporation

At the Meeting, shareholders of the Corporation will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the "Amendment Resolution"), the text of which is set out in schedule A attached to this Circular, authorizing the Corporation to apply for a certificate of amendment under the Canada Business Corporations Act to amend its articles to increase the maximum number of directors of the Corporation from 10 to 12. Management of the Corporation is of the view that the proposed amendment to the articles of the Corporation to increase the maximum number of directors of the Corporation from 10 to 12 will enable the Corporation to maintain diversity of view and experience among the directors of the Corporation and ensure that as the Corporation grows, the board of the directors of the Corporation is of an adequate size to fulfill its stewardship responsibilities.

The directors of the Corporation unanimously recommend that the shareholders of the Corporation vote in favour of the Amendment Resolution at the Meeting. To be effective, the Amendment Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting. Unless otherwise indicated, the persons named in the enclosed form of proxy will vote the Common Shares represented by such form of proxy for the Amendment Resolution.

Election of Directors

If the Amendment Resolution is approved by the shareholders of the Corporation, shareholders of the Corporation will be asked to elect 11 directors for the ensuing year, being the nine current directors of the Corporation and Messrs. John Caldwell and Peter Jones. If the Amendment Resolution is not approved by shareholders of the Corporation, the shareholders of the Corporation will be asked to elect only the nine current directors of the Corporation as directors for the ensuing year. The election of Messrs. Jones and Caldwell as directors of the Corporation will be conditional upon the filing of the articles of amendment to increase the maximum number of directors of the Corporation to 12. Each director so elected will hold office until the close of the next annual meeting of the shareholders of the Corporation following his election or until his successor is elected or appointed. The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

The following table sets forth the name, municipality of residence and principal occupation or employment of, year they first became a director of the Corporation and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by, each nominee for election as a director of the Corporation. Information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors of the Corporation is in each case based upon information furnished by the respective nominee and is as at April 18, 2006.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
William D. Pugliese(3) Aurora, Ontario, Canada	Chairman of the Corporation.	1990	8,617,706(6)

Derek Bullock(1,3,4,5) Bobcaygeon, Ontario, Canada	President, Delitova Corporation (mining and mineral resources consulting company)	1994	20,882

Donald K. Charter(2,3,5) Toronto, Ontario, Canada	Business Consultant	2003	26,800(7)

Joseph F. Conway Toronto, Ontario, Canada	President and Chief Executive Officer of the Corporation.	2003	261,092(8)

W, Robert Dengler(2,4,13) Aurora, Ontario, Canada	Professional Engineer; Vice-Chairman, Dynatec Corporation (Mining Resource company)	2005	6,000(9)

Stephen Freedhoff(1,2,14) Toronto, Ontario, Canada	Chartered Accountant; Self-employed Consultant	2005	2,000 (10)

Mahendra Naik(2) Markham, Ontario, Canada	President and Chief Executive Officer, Yellow Online Inc. (publishing and on-line directory company)	2000	444,509(11)

Robert A. Quartermain(1,2,3,5) Vancouver, British Columbia, Canada	President, Silver Standard Resources Inc. (resource company)	2003	72,500(12)

John Shaw(4,15) Sydney, Australia	Professional Geologist and Professional Mining Engineer	2006	3,023(15)

John Caldwell Toronto, Ontario, Canada	President and Chief Executive Officer of SMTC Corporation Limited (electronics manufacturing service provider)	Not applicable	Nil

Peter Jones Toronto, Ontario, Canada	President and Chief Operating Officer of Inco Limited (metals and mining company)	Not applicable	Nil
___________
(1)    Member of the Audit Committee.
(2)    Member of the Compensation Committee.
(3)    Member of the Corporate Governance Committee.
(4)    Member of the Environmental Health & Safety Committee.
(5)    Member of the Nominating Committee.

(6)      Mr. Pugliese also holds options to purchase 70,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(7)      Mr. Charter also holds options to purchase 106,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(8)      Mr. Conway also holds options to purchase 630,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation and is entitled to be issued an aggregate of 19,326 Common Shares over a three year period under the share bonus plan pursuant to a restricted share award granted to Mr. Conway.
(9)      Mr. Dengler also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(10)    Mr. Freedhoff also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(11)    Mr. Naik also holds options to purchase 90,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(12)    Mr. Quartermain also holds options to purchase 134,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(13)    Mr. Dengler was appointed as a director of the Corporation on April 1, 2005.
(14)    Mr. Freedhoff was appointed as a director of the Corporation on April 1, 2005.
(15)
Mr. Shaw was appointed as a director of the Corporation on March 22, 2006, and was granted options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.

The Corporation does not have an executive committee.

During the past five years, each of the foregoing individuals has held his present principal occupation or a similar position with his present employer or its predecessors or affiliates except for: Mr. Pugliese who, prior to January 2003, was Chief Executive Officer of the Corporation; Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre (a mining company); Mr. Dengler who, prior to 2005, was President and Chief Executive Officer of Dynatec Corporation; Mr. Charter who, prior to December 2005, was Chairman and Chief Executive Officer, Dundee Securities Corporation (investment dealer); Mr. Shaw who, until his retirement in 2000 was Vice President of Australian Operations of Placer Dome Asia Pacific and was appointed non-executive Chairman of Gallery Gold Ltd in November 2003 and Mr. Caldwell who, from 2001 to 2002, was a consultant with Geac Computer Corporation Limited.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders or until its successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

For the year ended December 31, 2005, the Corporation paid KPMG LLP total fees of US$388,300. These fees consisted of US$365,900 for audit fees, US$22,400 for tax-related services and for audit-related fees mostly in respect of the acquisition of Gallery Gold Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth all annual and long-term compensation for services in all capacities rendered to the Corporation and its subsidiaries for the financial years ended December 31, 2005, 2004 and 2003 in respect of each of the individuals who were, as at December 31, 2005, the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation and the three other most highly compensated executive officers of the Corporation (collectively the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation(1) (Cdn$)	Securities under Options Granted(2) (#)	Shares Subject to Resale Restrictions (Cdn$)	All Other Compensation (Cdn$)
Joseph F. Conway President and Chief Executive Officer	2005 2004 2003	500,000 500,000 475,000	260,000 175,000 190,000	24,964(3) 21,132(3) 30,475(4)	25,000 100,000 300,000	173,280(5) – 90,000(4)	– – –
Grant A. Edey Chief Financial Officer	2005 2004 2003	275,000 275,000 250,000	210,000 148,000 155,000	13,462 10,511 9,381	25,000 75,000 –	173,280(5) – 55,000(4)	– – –
Larry E. Phillips Vice President, Corporate Affairs and Corporate Secretary	2005 2004 2003	250,000 250,000 205,000	135,759 133,000 132,500	13,858 11,157 9,293	25,000 75,000 –	202,521(5) – 32,500(4)	– – –
Paul B. Olmsted Vice President, Corporate Development	2005 2004 2003	230,000 230,000 205,000	165,000 139,000 122,500	13,231 10,985 10,277	25,000 75,000 100,000	173,280(5) – 22,500(4)	– – –
Dennis Jones(6) Vice President, Exploration	2005 2004 2003	199,628 230,000 205,000	100,000 70,000 85,000	12,903 11,167 9,435	25,000 75,000 –	– – –	15,525(7) – –

(1)    Includes taxable benefits.
(2)    Options granted under the share incentive plan of the Corporation.
(3)    Includes imputed interest benefit on an employee loan from the Corporation of between 2% and 4% pursuant to applicable regulations.
(4)    Represents the value, calculated using Cdn$9.02 per Common Share, of Common Shares to be issued to the Named Executive Officer in the future pursuant to a restricted share award under the share bonus plan comprising part of the share incentive plan of the Corporation. One-third of the Common Shares issuable under such award will be issued on each of the first, second and third anniversaries of the award.
(5)
Represents the value, calculated using Cdn$10.83 per Common share, of Common shares to be issued to the Named Executive Officer in the future pursuant to a restricted share award under the share bonus plan comprising part of the share incentive plan of the Corporation. One-third of the Common shares issuable under such award will be issued on each of the first, second and third anniversaries of the award.

(6)
Mr. Jones retired on November 11, 2005 and will receive total severance pay of Cdn$460,000 payable over a period of two years up to November 11, 2007. His options will continue to vest but must be exercised no later than January 11, 2008. Other benefits except long term disability insurance and RRSP contributions will continue until November 11, 2007.

(7)    Benefit under the share purchase plan of the Corporation.

Share Incentive Plan

The Corporation has established a share incentive plan (the “Share Incentive Plan”) for the benefit of full-time and part-time employees, directors and officers of the Corporation and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) which may be designated from time to time by the directors of the Corporation. The Share Incentive Plan consists of the share purchase plan (the “Share Purchase Plan”), the share bonus plan (the “Share Bonus Plan”) and the share option plan (the “Share Option Plan”). The following is a summary of the Share Incentive Plan.

The directors of the Corporation (or a designated committee thereof) may from time to time, in their absolute discretion, amend the provisions of the Share Incentive Plan or any options granted pursuant to the Share Incentive Plan, provided that any amendment to the provisions of the Share Incentive Plan or to any options granted pursuant to the Share Incentive Plan which would:

(a)	materially increase the benefits under the Share Incentive Plan or any options granted pursuant to the Share Incentive Plan,

(b)	increase the number of Common Shares (subject to certain exceptions contained in the Share Incentive Plan) which may be issued pursuant to the Share Incentive Plan, or

(c)	materially modify the requirements as to eligibility for participation in the Share Incentive Plan,

will only be effective upon such amendment being approved by the shareholders of the Corporation if required by the applicable stock exchange or any other regulatory authority having jurisdiction over the securities of the Corporation. In addition, any amendment to a provision of the Share Incentive Plan or any options granted pursuant to the Share Incentive Plan will be subject to approval, if required, by the applicable stock exchange or any other regulatory authority having jurisdiction over the securities of the Corporation.

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are designable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the directors of the Corporation have the authority to select those employees and members of management of the Corporation and designated affiliates who may participate in the Share Purchase Plan. The Corporation will match the participant's contribution, which cannot exceed ten percent of the participant's basic annual remuneration, on a quarterly basis and each participant will then be issued Common Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and the Corporation. The purchase price per share will be the weighted average price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the calendar quarter in respect of which the Common Shares are issued. Such Common Shares will be delivered to participants 12 months following their date of issue.

If a participant ceases to be employed by, or provide services to, the Corporation or any designated affiliate of the Corporation for any reason or receives notice from the Corporation of the termination of his or her contract of employment:

(a)	the participant will, effective upon the earlier of such cessation and the receipt of such notice, automatically cease to be entitled to participate in the Share Purchase Plan;

(b)	any portion of the participant’s contribution then held in trust for the participant will be paid to the participant or the estate of the participant;

(c)	any portion of the Corporation’s contribution then held in trust for the participant will be paid to the Corporation; and

(d)
any Common Shares then held in safekeeping for the participant will, subject to the provisions of the Share Incentive Plan in the case of retirement, disability or death, and subject to the provisions of the Canada Business Corporations Act, remain in safekeeping until the expiry of the restricted period as may be required by law or the applicable stock exchange or any other regulatory authority having jurisdiction over the securities of the Corporation.

A maximum of 750,000 Common Shares may be issued under the Share Purchase Plan representing less than one percent of the number of Common Shares outstanding as at April 18, 2006. For the financial year ended December 31, 2005, 31,600 Common Shares were issued pursuant to the Share Purchase Plan.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to employees and management of the Corporation and designated affiliates. A maximum equal to the lesser of 600,000 Common Shares and one percent of the number of Common Shares outstanding from time to time may be issued under the Share Bonus Plan. In respect of the financial years of the Corporation ended December 31, 2003 and 2005, the Corporation granted on March 9, 2004 and on January 31, 2006, respectively, restricted share awards to Messrs. Conway, Edey, Phillips and Olmsted entitling such individuals to be issued an aggregate of 22,172 and 66,700 respectively, Common Shares over a three-year period under the provisions of the Share Bonus Plan. One-third of such Common Shares will be issued on each of the first, second and third anniversaries of the restricted share award grant.

In addition, in respect of the financial year ended December 31, 2005, 12,833 Common Shares under the Share Bonus Plan were issued to non-executive directors. As a result, an aggregate of 20,223 common shares have been issued under the Share Bonus Plan representing 0.01 percent of the outstanding Common Shares. 579,777 Commons Shares are available to be issued under the Share Bonus Plan.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to eligible participants. Subject to the requirements of the Share Option Plan, the directors of the Corporation have the authority to select those eligible participants to whom options will be granted, the number of Common Shares subject to options which may be granted and the price at which Common Shares may be purchased pursuant to the exercise of options. It is the policy of the directors of the Corporation that the directors will not receive annual option grants.

Subject to the provisions of the Share Option Plan, no option granted under the Share Option Plan may be exercised unless the optionee at the time of exercise thereof is:

(a)
in the case of an eligible employee, an officer of the Corporation or a designated affiliate of the Corporation or in the employment of the Corporation or a designated affiliate of the Corporation and has been continuously an officer or so employed since the date of the grant of such option, provided, however, that a leave of absence with the approval of the Corporation or such designated affiliate of the Corporation will not be considered an interruption of employment for the purposes of the Share Option Plan;

(b)
in the case of an eligible director who is not also an eligible employee, a director of the Corporation or a designated affiliate of the Corporation and has been such a director continuously since the date of the grant of such option; and

(c)
in the case of any other eligible participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or a designated affiliate of the Corporation and has been so engaged since the date of the grant of such option.

The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date to be determined by the directors of the Corporation at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Since 2003, the directors of the Corporation have followed a policy of a five-year term for option grants. Each option becomes exercisable, as to 33 1/3 percent of the Common Shares subject to such option, on a cumulative basis at the end of each of the first, second and third years following the date of grant. The total number of Common Shares that may be issued under the Share Option Plan cannot exceed 13,250,000 Common Shares. In addition, the aggregate number of Common Shares at any time available for issue to any one person cannot exceed five percent of the number of Common Shares then outstanding.

If an optionee: (i) ceases to be a director of the Corporation and of the designated affiliates of the Corporation (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or the designated affiliates of the Corporation (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the designated affiliates of the Corporation, for any reason (other than death) or receives notice from the Corporation or any designated affiliate of the Corporation of the termination of his or her employment  , except as otherwise provided in any employment contract, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

On May 15, 2003, in accordance with the terms of the Share Incentive Plan, the directors of the Corporation amended the Share Option Plan to eliminate share appreciation rights for optionees. An optionee was previously entitled to terminate an option, in whole or in part, and, in lieu of receiving the Common Shares to which the terminated option related, to receive that number of Common Shares having an equivalent value to the terminated option. The TSX did not require that shareholders of the Corporation approve such amendment to the Share Option Plan.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the directors of the Corporation may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

As a result of the exercise of options and the resulting issue of Common Shares, the number of Common Shares now reserved for issue under the Share Option Plan is 6,115,394 Common Shares, representing 3.48 percent of the current outstanding common shares. Options to purchase an aggregate of 2,741,833 are currently outstanding, leaving an aggregate of 3,373,561 available for future grants of options under the Share Option Plan representing 1.92 percent of the current outstanding Common Shares.

Option Grants During the Most Recently Completed Financial Year ended December 31, 2005.

The following table sets forth information regarding options granted under the Share Option Plan during the financial year of the Corporation ended December 31, 2005 to the Named Executive Officers.

Name	Securities under Options Granted	Percentage of Total Options Granted to Employees in the Financial Year	Exercise or Base Price (Cdn$/share)	Market Value of Securities Underlying Options at the Date of Grant(1) ($/share)	Expiration Date
Joseph F. Conway	25,000	6	8.49	8.35	March 10, 2010
Grant A. Edey	25,000	6	8.49	8.35	March 10, 2010
Larry E. Phillips	25,000	6	8.49	8.35	March 10, 2010
Paul B. Olmsted	25,000	6	8.49	8.35	March 10, 2010
Dennis Jones	25,000	6	8.49	8.35	January 11, 2008

(1)    Based on the closing price of the Common Shares on the TSX on the date of the grant of the options, being March 11, 2005.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth certain information regarding all exercises of stock options during the financial year ended December 31, 2005 by each of the Named Executive Officers and the value of unexercised options held by the Named Executive Officers as at December 31, 2005 on an aggregate basis.

Name	Number of Securities Acquired on Exercise	Aggregate Value Realized (Cdn$)	Number of Unexercised Options at December 31, 2005 Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at December 31, 2005(1) Exercisable/ Unexercisable (Cdn$)
Joseph F. Conway	316,000	1,717,671	313,333/191,667	895,967/182,083
Grant A. Edey	0	-	225,000/75,000	1,000,500/23,750
Larry E. Phillips	214,333	758,636	341,400/75,000	1,002,424/23,750
Paul B. Olmsted	26,000	173,604	171,667/108,333	482,800/75,750
Dennis Jones	180,000	783,414	125,000/75,000	167,000/23,750

(1)    Based on the closing price of the Common Shares on the TSX on December 31, 2005 of Cdn. $9.16

Indebtedness of Management

The following table sets forth all indebtedness to the Corporation or any of its subsidiaries of each individual who is, or at any time during the financial year ended December 31, 2005 was, a director, executive officer or senior officer of the Corporation and was indebted to the Corporation or any of its subsidiaries. As at April 18, 2006, the aggregate amount of indebtedness owing to the Corporation and its subsidiaries by all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries was Cdn$344,221.

Name and Principal Position	Involvement of the Corporation or Subsidiary	Largest Amount Outstanding During 2004	Amount Outstanding as at December 31, 2004	Amount Outstanding as at April 1, 2005	Financially Assisted Securities Purchases During 2005	Security for Indebtedness
Securities Purchase Program
Joseph F. Conway President, Chief Executive Officer(1)	Loan from the Corporation	Cdn$344,221	Cdn$344,221	Cdn$344,221	-	95,200 Common Shares

(1)    Effective January 7, 2003, an outstanding share purchase loan from Repadre Capital Corporation to Mr. Conway in the amount of Cdn$694,221 was carried forward into the Corporation. During 2003, the amount of the loan was reduced to Cdn$344,221. The loan was non-interest bearing and was secured by, and only by, a pledge of 192,000 Common Shares (subsequently reduced to 95,200 Common Shares following the 2003 repayment. The loan is repayable on May 20, 2007 and in certain other instances, including upon the sale of the pledged shares, the resignation, termination or death of Mr. Conway or, at the discretion of the directors of the Corporation, with half the after-tax amount of any bonus paid to Mr. Conway by the Corporation.

Other Compensation Matters

Options to purchase an aggregate of 125,000 Common Shares were granted to the Named Executive Officers during the financial year ended December 31, 2005. Each option entitles the holder to acquire one Common Share at an exercise price of Cdn$8.49. In addition, restricted share awards were made to Messrs. Conway, Edey, Olmsted and Phillips on January 31, 2006 in respect of the financial year ended December 31, 2005 equal to an aggregate value of Cdn$722,361 as part of the bonus compensation to the Named Executive Officers. There are no pension benefits in place for the Named Executive Officers.

Management Contracts

The Corporation has entered into management and employment agreements (collectively the "Management Agreements") with Joseph F. Conway as President and Chief Executive Officer of the Corporation, Grant A. Edey as Chief Financial Officer of the Corporation, Larry E. Phillips as Vice President, Corporate Affairs and Corporate Secretary of the Corporation, Paul B. Olmsted as Vice President, Corporate Development of the Corporation, Dennis Jones as Vice President, Exploration of the Corporation and John McCombe as Vice President, Operations of the Corporation effective September 1, 2005 (collectively the "Key Executives"). Under the Management Agreements, for the 2006 financial year of the Corporation the base annual salary for Mr. Conway was fixed at Cdn$500,000, for Mr. Edey was fixed at Cdn$325,000, for Mr. Phillips was fixed at Cdn$300,000, for Mr. McCombe was fixed at Cdn$300,000 and for Mr. Olmsted was fixed at Cdn$270,000. The Corporation has also entered into a management services agreement with William D. Pugliese for his services as Chairman of the Board of Directors, under which the annual retainer for Mr. Pugliese was fixed at Cdn$200,000. The Management Agreements contain provisions with respect to termination on death and disability as well as termination by the Corporation other than for cause, in which case remuneration equal to their base salary is to be paid to Messrs. Conway, Edey, Phillips, Jones, Olmsted and McCombe for 24 months, and to Mr. Pugliese for 12 months following such termination and, in all cases, any outstanding stock options become fully exercisable.

The Management Agreements (with the exception of the Management Agreement with Mr. Pugliese) also contain "change of control" provisions. These provisions provide that, under certain specified circumstances, a change in control of the Corporation is deemed to constitute termination of the applicable Key Executive by the Corporation other than for cause, unless waived by the Key Executive.

The Corporation has extended proposals to several executives of Gallery Gold Ltd., following the acquisition of Gallery Gold Ltd., completed on March 22, 2006. The Gallery executives will continue providing management services for an interim period of six months during which time a determination will be made regarding long-term agreements and the appointment of additional officers to the Corporation. Gallery executives who do not continue with the Corporation beyond the interim period shall be entitled to severance payments equal to 12 months of base salary, plus one month of base salary for each year of service.

Mr. Dennis Jones retired on November 11, 2005. Mr. Jones will be paid severance in the amount of Cdn$460,000 payable over 24 months up to November 11, 2007.

Compensation of Directors

For the financial year ended December 31, 2005, each director of the Corporation (other than Messrs. Pugliese and Conway) received an annual fee of Cdn$12,000 together with Cdn$2,500 for each meeting of the directors or any committee thereof in which such director participated. Any such director who chaired a committee of the directors of the Corporation also received an annual fee of Cdn$3,000. Each director also received a quarterly grant of 500 Common Shares.

The directors of the Corporation received an aggregate of Cdn$523,134 in remuneration in 2005.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2005, information concerning securities authorized for issue under equity compensation plans of the Corporation.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (Cdn$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans previously approved by securityholders	4,091,024(1)	6.62	5,513, 405

(1)    Including 602,342 Common Shares to be issued upon the exercise of options held by former directors, officers and employees of Repadre Capital Corporation.

Directors' and Officers' Liability Insurance

The Corporation has directors' and officers' liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of Cdn$25 million for the period from August 1, 2005 to August 1, 2006. The deductible amount on the policy is Cdn$1,000,000 and the total premium for the period from August 1, 2005 to August 1, 2006 is Cdn$318,390.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The members of the compensation committee of the directors of the Corporation (the "Compensation Committee") up to May 15, 2005 were Donald K. Charter (Chairman), Robert A. Quartermain and Mahendra Naik. Effective May 16, 2005 the members of the Compensation Committee were Mahendra Naik (Chairman), W. Robert Dengler, Donald Charter and Stephen Freedhoff. Prior to January 2000, Mr. Naik was an officer of the Corporation. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with regard to compensation policies and procedures and reviewing and making recommendations to the Board of Directors with regard to the compensation of the Chairman, the Chief Executive Officer and reviewing and approving the compensation of all other senior executives.

Compensation Policy and Objectives

The Corporation’s executive compensation program is designed to align the interests of executive officers with the short and long-term interests of the shareholders. Executive compensation is based on a combination of individual and corporate performance.

Executive compensation is comprised of annual salary, annual performance bonuses and long-term incentives in the form of stock options and restricted share units which are granted pursuant to the Share Incentive Plan. Levels of compensation are established and maintained with the intent of attracting and retaining qualified and experienced executives.

The Compensation Committee considers the performance of the Corporation in determining executive compensation. Corporate performance factors receive approximately equal weighting with individual performance objectives. Corporate performance factors include financial objectives for earnings and relative share prices and operational objectives for production levels, production costs and annual replacement of reserves and resources.

Individual performance objectives are developed for each executive in conjunction with the Chief Executive Officer and will vary according to the position and responsibilities. Individual objectives are reviewed on an annual basis by the Committee and are intended to provide incentives for contributing to the annual business results and strategic development of the Corporation.

As part of its review, the Compensation Committee, with the assistance of Watson Wyatt, a human resources consulting firm, conducted an analysis of executive compensation paid by a peer group of twenty North American based gold mining and resource companies. The Compensation Committee considered the comparative analysis together with the results achieved by the Corporation during the year relative to its corporate objectives.

In September 2005, the Compensation Committee received a presentation from Watson Wyatt regarding the current executive compensation environment. The Compensation Committee will agree annually on the requirement for independent consulting services regarding compensation. During the financial year ended December 31, 2005, Watson Wyatt was paid fees totalling $35,216.15 as advisor to the Compensation Committee. Watson Wyatt provided no other services to the Corporation or any other committees of the board of directors.

Chief Executive Officer Compensation

The compensation Committee:

(a)	periodically reviews the CEO responsibilities for the Corporation’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)	reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)	leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)	based on the results of the Chief Executive Officer’s evaluation, recommends CEO compensation to the Board for approval; and

(e)
reviews, and if appropriate recommends to the Board for approval, any agreements between the Corporation and the Chief executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.

The Components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Corporation, namely base salary, bonus and long-term incentives in the form of stock options. The Chairman of the compensation Committee presents recommendations of the compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee received recommendations from Watson Wyatt and reviewed salaries paid to other senior officers in the Corporation, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Corporation’s objectives for the previous financial year. The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy to put the Corporation in a position to attract, retain and inspire qualified and experienced executives. During the financial year ended December 31, 2005, Mr. Conway’s base salary was Cdn$500,000 and he was granted a cash bonus of Cdn$260,000 in recognition of his contribution to the development of the Corporation. During the financial year ended December 31, 2005, Mr. Conway was also granted options to purchase 25,000 Common Shares under the Share Incentive Plan (see “Option Grants During the Financial Year Ended December 31, 2005” table above for further details). Mr. Conway was also issued 16,000 Restricted Share units representing a value of Cdn$173,280 based on a value of Cdn$10.83 per Common Share.

The foregoing report has been provided by the members of the Compensation Committee.

Mahendra Naik (Chairman) Donald K. Charter W. Robert Dengler Stephen Freedhoff

Shareholder Return Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 31, 2001 against the cumulative total shareholder return of the S&P/TSX Composite Index and S&P/TSX Gold Index for the five most recently completed financial years of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Strong effective corporate governance practice has been a primary focus of the directors of the Corporation since the Corporation's inception. During the 2005 year, the Corporate Governance Committee of the directors of the Corporation (the “Corporate Governance Committee”) completed a thorough review of the Corporation’s policies and practices in relation to the Sarbanes-Oxley requirements.

The directors of the Corporation are committed to maintaining the highest standard of corporate governance for the proper operation of the business of the Corporation and the effective protection of the interests of all of its employees and shareholders.

The directors of the Corporation, through the Corporate Governance Committee, are responsible for reviewing, on a regular basis, proposed changes to legislation, regulations and guidelines, as well as public commentary pertaining to corporate governance practices. The directors of the Corporation are of the view that the Corporation's standards of corporate governance continue to meet or exceed the governance requirements in Canada and the United States.

The commitment to sound corporate governance extends beyond the directors of the Corporation to all management and employees of the Corporation. The principles of transparency, disclosure and integrity have been formalized in a code of business conduct and ethics for the entire organization and a set of corporate policies for directors which clearly set out the expectations and responsibilities of directors and management with respect to good governance. The corporate policies address the expectation that an individual director will provide strategic direction, maintain independence, provide insight and work effectively with management and remain accountable to shareholders and investors.

The following is a description of the Corporation’s corporate governance practices, which has been prepared by the Governance Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

Seven out of the nine members of the Board are independent directors of the Corporation within the meaning of National Instrument 58-101 Corporate Governance Practices (“NI 58-101”) and hold regularly scheduled meetings. Joseph F. Conway is not independent as he is an officer of the Corporation. William D. Pugliese is not independent as he was formerly the Chief Executive Officer of the Corporation. The two proposed director nominees will be independent directors of the Corporation within the meaning of NI 58-101.

The Board maintains the ability to function independently of management by following several policies and procedures:

•	there are no members of management on the Board other than the President and Chief Executive Officer of the Corporation;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time when appropriate.

Chairman of the Board

The Chairman of the Board, Mr. Pugliese, is independent of management, other than his role as Chief Executive Officer until January 2003. The primary roles of the Chairman are to chair all meetings of the Board and shareholder meetings, and to manage the affairs of the Board including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication and working together with the Governance Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis.

Meetings of the Board and Committees of the Board
The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Corporation’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. The Board’s policy is to hold in-camera meetings at the end of each Board or committee of the Board meeting. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2005.

Director	Board Meetings Attended		Committee Meetings Attended
William Pugliese	12 of 12	100%	5 of 5 (GOV)	100%

Joseph Conway	11 of 12	92%

John Boultbee	11 of 11 ****	100%	6 of 7 (AUD) ****	86%

Derek Bullock	12 of 12	100%	2 of 2 (AUD) *****	100%
			5 of 5 (GOV)	100%

Donald Charter	10 of 12	83%	4 of 5 (GOV) (Chair)	80%
			5 of 6 (COM)	83%

W. Robert Dengler	8 of 9 *	89%	4 of 4 (COM) ***	100%

Stephen Freedhoff	8 of 9 *	89%	7 of 7 (AUD) (Chair)***	100%
			3 of 4 (COM) ***	75%

Mahendra Naik	12 of 12	100%	2 of 2 (AUD)**	100%
			6 of 6 (COM) (Chair)	100%

Robert Quartermain	11 of 12	92%	6 of 6 (AUD) ***	100%
			3 of 5 (GOV)	60%
			2 of 2 (COM) **	100%

Committees:
AUD: Audit Committee
GOV: Corporate Governance Committee
COM: Compensation Committee

* Member from April 1, 2005
** Member until May 15, 2005
*** Member from May 16, 2005
**** Member until December 5, 2005
***** Member from December 5, 2006

Other Public Company Directorships

The Board has a policy of reviewing directorships and committee appointments held by directors in other public companies, ensuring each director is able to fulfill their duties and that conflicts of interest are avoided. Only one director serves on the board of more than three public companies. No director serves on the board of any other public company with any other director of the Corporation. The following table provides details regarding directorships and committee appointments held by the Corporation’s directors and the two director nominees in other public companies.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
William D. Pugliese	None	None
Joseph E. Conway	None	None
Derek Bullock	CANARC Resources Corporation High River Gold Mines Goldcrest Resources Absolut Resources Corporation	Chairman of the Compensation Committee; Member of the Audit Committee and Health & Safety Committee Member of the Audit Committee Member of the Audit Committee
Donald K. Charter	Breakwater Resources Ltd. Great Plains Exploration Inc. Glencairn Gold Corporation Dundee REIT	Chairman of the Compensation Committee Chairman of the Compensation Committee; Member of the Audit Committee Chairman of the Governance Committee
W. Robert Dengler	Dynatec Corporation Denison Mines	Non-Executive Chairman; Member of the Environmental Health & Safety Committee Chair compensation Committee; Chair, Environmental Health & Safety Committee
Stephen Freedhoff	CryptoLogic Inc. IBI Income Fund	Chairman, Audit Committee
Mahendra Naik	Fortune Minerals
Robert A. Quartermain	Silver Standard Resources Inc. Radiant Resources Inc. Canplats Resources Corporation Minco Silver Corporation Vista Gold Corporation	President President
John T. Shaw	Lodestone Exploration Ltd. Tri Origin Minerals Ltd.	Chairman Chairman
John Caldwell	ATI Technologies Inc. Cognos Inc. Faro Technologies Inc. Rothmans Inc. SMTC Corporation Limited Stelco Inc.
Chairman of the Audit Committee

Chairman of the Audit Committee and the Operational Committee
Member of the Governance Committee and the Compensation Committee

Member of the Audit Committee, Compensation Committee and the Governance Committee

Chairman of the Audit Committee and the Restructuring Committee
Member of the Corporate Governance Committee and the Pension Committee

Peter Jones	Inco Limited

Director Investment Requirements

The Board has implemented a policy which requires directors of the Corporation to hold a minimum of 5,000 Common Shares. This requirement is to be attained within three years of the implementation of this policy or becoming a director of the Corporation, whichever is later, and must be maintained throughout their tenure as a director. As of the date hereof, six out of the nine directors have attained these director investment requirements. See “Election of Directors” below for details regarding security holdings of the Corporation’s directors.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•	the strategic planning process of the Corporation;

•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

•	the integrity of the Corporation’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance Committee, the Nominating Committee and the Environmental Health and Safety Committee.

Position Descriptions

The Board has developed written position descriptions for each member of the executive of the Company, including the CEO. The Board has developed a written position description for the Chairman of the Board but has not developed a written position description for the Chairman of each Committee. The Charter of the Audit Committee together with the Mandates of each of the other Committees defines the authority, roles and responsibilities, organization, and function of each Committee. The Board believes that the Charters and Mandates in effect provide appropriate position guidance for each Committee’s members and for each individual chairing such Committee.

Orientation and Continuing Education

The Governance Committee, in conjunction with the Chairman of the Board, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the Governance Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Corporation’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Corporation; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Governance Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Chairman of the Audit Committee or other appropriate person. In addition, the officers of the Corporation conduct audits to test compliance with the Code. A copy of the Code may be accessed on the Corporation’s website at www.iamgold.com

The Board takes steps to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Corporation has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Corporation’s Director, Risk regarding any potential conflicts of interest.

The Governance Committee’s responsibilities include periodically reviewing the charters of the Board and the charter and mandates of committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board Committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Corporation with legal and regulatory requirements.

Nomination of Directors

The Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, and (d) the strategic direction of the Corporation.

Assessments

The Governance Committee generally monitors the performance of the Board throughout the year. On an annual basis, each director is asked to complete an evaluation form regarding the performance of the Board, individual directors and the Chairman. In addition, the members of the Audit Committee are asked to complete a specific performance questionnaire. The Chairman of the Governance Committee reviews all of the evaluation reviews and considers any actions or policy changes that may be required.

Committees of the Board

The Board has the following five standing committees:

•	the Audit Committee;
•	the Compensation Committee;
•	the Governance Committee;
•	the Nominating Committee;
•	the Environmental Health and Safety Committee.

All of the Committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

Audit Committee - Stephen Freedhoff (Chair), Derek Bullock, and Robert A. Quartermain

Compensation Committee - Mahendra Naik (Chair), W. Robert Dengler, Donald K. Charter and Stephen Freedhoff

Governance Committee - Donald K. Charter (Chair), Derek Bullock, Robert A. Quartermain and William D. Pugliese

Nominating Committee - Donald K. Charter, Derek Bullock and Robert A. Quartermain

Environmental Health and Safety Committee - W. Robert Dengler (Chair), Derek Bullock and John T. Shaw

This disclosure statement has been prepared and approved by the Corporate Governance Committee.

Report of the Corporate Governance Committee

The Corporate Governance Committee for the 2005 year consisted of Donald Charter, (Chair), William D. Pugliese, Derek Bullock and Robert A. Quartermain.

During the year ended December 31, 2005, the Corporate Governance Committee:

(a)
reviewed the size and composition of the board of directors and considered the necessary expertise and experience for members of the board of directors to effectively discharge their responsibilities at the board and committee level;

(b)	reviewed the individual committee mandates, charters and composition;

(c)	reviewed all contracts and arrangements with directors and related parties in the context of existing guidelines for conflicts of interest and independence;

(d)	recommended to the board of directors the eight nominees to stand for election as directors at the annual meeting of shareholders held in May 2005;

(e)
reviewed the governance requirements and guidelines arising from the listing of the Common Shares on the American Stock Exchange, in particular as a result of the Sarbanes-Oxley Act of 2002, requiring the development of internal review and control systems during the 2005 calendar year;

(f)	developed and carried out a director assessment process; and

(g)	reviewed the compensation for directors for the 2005 year.

The monitoring of corporate governance is a continuous process that requires the full commitment of all the directors of the Corporation. The Corporate Governance Committee will consider the evolving guidelines and recommendations in order to maintain the best practices for the Corporation and the shareholders of the Corporation.

Submitted on behalf of the Corporate Governance Committee.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2005 or are proposed to be entered into which have materially affected or will materially affect the Corporation or its subsidiary involving an informed person of the Corporation, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such informed person or proposed nominee.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Further financial information is provided in the comparative financial statements and management’s discussion and analysis of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, upon request to the Secretary of the Corporation:

(i)	one copy of the current annual information form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the comparative financial statements of the Corporation for the year ended December 31, 2005 together with the report of the auditor thereon; and

(iii)	one copy of the management's discussion and analysis of the Corporation for the year ended December 31, 2005.

APPROVAL

The contents and the sending of the Circular to the shareholders of the Corporation have been approved by the directors of the Corporation.

DATED at Toronto, Ontario this 19th day of April, 2006.

BY ORDER OF THE BOARD

Joseph F. Conway
President and Chief Executive Office

Schedule A

AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1,
IAMGOLD Corporation (the "Corporation") is hereby authorized to apply for a certificate of amendment under the provisions of the Canada Business Corporations Act (the "CBCA") to amend its articles (the "Amendment") to increase the maximum number of directors of the Corporation from 10 to 12;

2.
notwithstanding that this special resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered not to proceed with the filing of the articles of amendment to increase the maximum number of directors of Corporation;

3.
any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute, under the seal of the Corporation or otherwise, and to deliver for filing with the Director under the CBCA articles of amendment in respect of the Amendment and such other documents as are necessary or desirable in connection with the Amendment; and

4.
any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the Amendment and shall approve, such approval to be conclusively evidenced by the execution thereof by the Corporation, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the Amendment or in order to give effect to the intent of the foregoing paragraphs of this resolution.